Exhibit 2.1

ASSET PURCHASE AGREEMENT

by and among

OMNI ENERGY SERVICES CORP.,

B.E.G. ACQUISITION CORP.,

B.E.G. LIQUID MUD SERVICES CORP.,

DAN S. KEEN,

MIKE SCHOOLER

and

KURT CHEW

January 18, 2008

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ARTICLE IV REPRESENTATIONS AND WARRANTIES OF THE BUYER PARTIES		25
4.1	Organization and Authority.	25
4.2	Authority Relative to Agreement	25
4.3	Consents and Approvals; No Violation.	25
4.4	No Broker’s or Finder’s Fees	26

ARTICLE V ADDITIONAL COVENANTS AND AGREEMENTS		26
5.1	Employee Matters	26
5.2	Change of Name.	26
5.3	Public Announcements.	26
5.4	Tax Matters.	26
5.5	Consents; Further Assurances	27
5.6	Non-Competition	27
5.7	Capital Expenditures	28

ARTICLE VI INDEMNIFICATION		28
6.1	Indemnification by the Seller Parties	28
6.2	Environmental Indemnification.	29
6.3	Indemnification by the Buyer Parties	30
6.4	Notice and Defense of Third-Party Claims	30
6.5	Limitations on Indemnification	31
6.6	Satisfaction of Claims	32
6.7	Inconsistent Provisions.	32
6.8	Subrogation to Indemnity Rights	32
6.9	Express Negligence; Limitations on Defense to the Claims of the Buyer	32

ARTICLE VII MISCELLANEOUS		33
7.1	Entire Agreement; Survival.	33
7.2	Expenses and Closing Costs.	33
7.3	Execution in Counterparts	33
7.4	Notices	33
7.5	Waivers	34
7.6	Amendments, Supplements, etc	35
7.7	Entire Agreement	35
7.8	Choice of Forum; Consent to Jurisdiction	35
7.9	Binding Effect, Benefits	35
7.10	Assignability	36
7.11	Invalid Provisions	36
7.12	Attorneys’ Fees	36

Annex	A	-	Definitions
Annex	B	-	Environmental Laws

Exhibit	A-1	-	Form of Employment Agreement (Keen)
Exhibit	A-2	-	Form of Employment Agreement (Schooler)
Exhibit	B	-	Form Promissory Note

ii

ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT (this “Agreement”) made as of January 18, 2008, by and among OMNI Energy Services Corp., a Louisiana corporation (“OMNI”), B.E.G. Acquisition Corp., a Texas corporation (the “Buyer”, and together with OMNI, the “Buyer Parties”), B.E.G. Liquid Mud Services Corp., a Texas corporation (“Seller”), Dan S. Keen (“Keen”), Mike Schooler (“Schooler”) and Kurt Chew (“Chew”). The Seller, Keen, Schooler and Chew are collectively referred to herein as the “Seller Parties.”

WHEREAS, Seller is currently engaged in the business of storage, transportation and sales of drilling fluid to the oil and gas industry (the “Business”);

WHEREAS, Keen, Schooler and Chew (collectively, the “Shareholders”) collectively own all of the issued and outstanding shares of capital stock of Seller;

WHEREAS, the Buyer desires to purchase from the Seller, and the Seller desire to sell to the Buyer, all of the assets of the Seller;

WHEREAS, the Buyer shall not assume any liabilities associated with the Business except as expressly set forth in this Agreement; and

WHEREAS, capitalized terms not defined herein shall have the meanings given to them in Annex A attached hereto.

NOW, THEREFORE, in consideration of the premises and the representations, warranties and agreements herein contained, the parties hereto agree as follows:

ARTICLE I

PURCHASE AND SALE

1.1 Transfer of Assets. Subject to the terms and conditions of this Agreement, the Seller shall convey, transfer and deliver to the Buyer on the Closing Date (as hereinafter defined) all right, title and interest in and to all of the assets of the Seller other than the Excluded Assets (collectively, the “Assets”), including, without limitation, the following:

(a) Cash and Cash Equivalents. All cash and cash equivalents, including amounts held in deposit, checking and money market accounts, security deposits, treasury bills and other marketable securities (“Cash and Cash Equivalents”) .

(b) Accounts Receivable. All trade accounts receivable and other rights to payment from customers of the Seller and the full benefit of all security for such accounts or rights to payment, including all trade accounts receivable representing amounts receivable in respect of goods shipped or products sold or services rendered to customers of the Seller, all other accounts receivable of the Seller and the full benefit of all security for such accounts, and any claim, remedy or other right related to any of the foregoing (“Accounts Receivable”).

(c) Inventory. All inventory owned by the Seller as of the Closing Date (“Inventory”).

(d) Equipment. All equipment, motor vehicles, rolling stock, machinery, apparatus, tools, implements, spare parts and other items of tangible personal property owned by Seller, including without limitation, items as listed and described on Schedule 1.1(d) attached to this Agreement (the “Equipment”).

(e) Improvements. All improvements including, without limitation, all warehouses, garages, repair shops, equipment and material storage facilities, processing facilities, and all other infrastructure facilities and improvements of whatever kind, nature or description constructed, installed and located upon real property leased by the Seller (the “Improvements”).

(f) Supplies. All office supplies, spare parts, safety equipment, maintenance supplies, other supplies used or consumed in the Business and other similar items which exist on the Closing Date (the “Supplies”).

(g) Administrative Systems and Facilities. All administrative systems, equipment and facilities, including all computer hardware and transferable software, all inventory and accounting systems, all office furniture, fixtures, equipment and supplies owned by the Seller which are related to or used or intended to be used predominantly for or in connection with or support of the management and administration of the Business (the “Administrative Systems and Facilities”).

(h) Books and Records. Copies of all current books, records, documents and instruments and all historical files and archives owned by and currently in the possession or under the control of the Seller which are related to or used or intended to be used predominantly for or in connection with the operation of the Business, including without limitation accounting and financial records relating to the Business (including Tax Returns and any records relating to Taxes), Contracts (as defined below), maintenance records, environmental records, personnel files, analytical data and reports, correspondence with Governmental Authorities relating to the Business, customer and supplier lists, notices of claims or demands by third parties and confidential information relating to the Business, records of compliance or noncompliance with the laws, regulations, ordinances and orders applicable to the Assets or the Business, but not including the minute books or such other files not related to the operation of the Business (the “Books and Records”).

(i) Licenses and Permits. All of the Seller’s interest, rights and obligations in, to and under all licenses, permits, applications, registrations, notices of intent, franchises, consents, waivers, variances, authorizations and other approvals issued by any federal, state, municipal or other Governmental Authority or used in connection with or necessary with respect to the Business (the “Licenses and Permits”), including without limitation, those listed and described on Schedule 1.1(i) to this Agreement.

(j) Contracts. All of the Seller’s interest and rights in, to and under those contracts and agreements between the Seller and third parties which are listed and described on Schedule 1.1(j) to this Agreement, which shall include all real property leases and master service agreements (the “Assumed Contracts”).

(k) Prepaid Items. All prepaid items, deposits, employee and customer advances and other similar assets of the Seller which exist at the Closing Date.

(l) Intellectual Property. All of the Seller’s Intellectual Property (as hereinafter defined), which shall include all trade society and customer lists.

(m) Warranties. All rights under express or implied warranties from the suppliers of the Seller with respect to the Assets, to the extent they are assignable.

(n) Name. All rights to the name “B.E.G. Liquid Mud Services Corp.” and all derivations thereof (the “Seller Name”).

(o) Other Assets. Subject to Section 1.2 below, all other or additional privileges, rights, interests, properties and assets of every kind and description and wherever located that are owned or leased by the Seller and used or intended for use in connection with, or that are necessary to the continued conduct of, the Business as presently conducted, including without limitation (i) any intangible assets, (ii) any claims, causes of action, and options relating or pertaining to the Assets or the Business, (iii) any insurance benefits, including rights and proceeds, arising from or relating to the Assets or the Assumed Liabilities prior to the Closing, and (iv) all goodwill and going concern value.

1.2 Excluded Assets. Notwithstanding anything herein to the contrary, the Seller is not selling and the Buyer is not purchasing pursuant to this Agreement: (a) any contract that is not an Assumed Contract, (b) the Seller’s minute books, (c) any of the assets listed on Schedule 1.2 attached to this Agreement and (g) any Excluded Wastes (collectively, the “Excluded Assets”).

1.3 Assumption of Liabilities. The Buyer shall assume and agree to pay, perform and discharge, solely the debts, liabilities, obligations and contracts of the Seller specifically described on Schedule 1.3 attached to this Agreement, it be acknowledged and agreed that Liabilities under the Assumed Contracts are limited to obligations relating to the performance thereunder from and after the Closing Date (the “Assumed Liabilities”). Except for the Assumed Liabilities, the Buyer shall not assume or be responsible for any claims against, or liabilities, commitments, contracts, agreements or obligations whatsoever of the Seller, including without Limitation, the following (collectively, the “Excluded Liabilities”):

(a) any of the costs and expenses incurred in connection with the future operations or liquidation or dissolution of the Seller and the costs or expenses of the Seller Parties incurred in negotiating, entering into and carrying out its obligations pursuant to this Agreement;

(b) any unknown Liability of the Seller;

(c) any and all Indebtedness that is not an Assumed Liability;

(d) any Liabilities arising out of or in connection with the Excluded Assets;

(e) any Liabilities arising out of or in connection with periods or activity prior to the Closing Date related to any Governmental Authority, or any violation of a Legal Requirement (including without limitation, Environmental Laws);

(f) any Liability of the Seller arising out of any claim, litigation, or Proceeding threatened or pending on or before the Closing Date or any claim, litigation, or

Proceeding threatened or initiated after the Closing Date to the extent based on an act or omission of the Seller or any current or former officer, director, employee, agent or representative of the Seller or the operation of the Business and/or Assets occurring before the Closing Date;

(g) any Environmental Claim or other conditions that could give rise to or relate to Liability under Environmental Laws or similar legal requirements attributable or relating to the Assets (including, without limitation, the operation thereof), the Business, or the Seller Parties, including any Liability (INCLUDING WITHOUT LIMITATION STRICT LIABILITY) or obligation arising under or relating to Environmental Laws with respect to the Business Facilities based upon facts existing or circumstances occurring on or before the Closing Date or resulting from, caused by or related to any act or omission of any third party or the Seller or any current or former officer, director, partner, employee, agent, representative, tenant or invitee of the Seller which occurred on or prior to the Closing Date, the existence, presence, dispersal or release of any Hazardous Substances on, under, about or within any soil, groundwater or other media at any facility or property owned, operated, leased, managed or otherwise controlled by a Seller Party, or of which the Assets are a part or which relate to the Assets, or the continuation of practices or operations of the Seller Parties with respect to the Assets or the Business Facilities, that were occurring or in effect on or prior to the Closing Date;

(h) the responsibility for, any contributions to, or any Liability in connection with, any Benefit Plan maintained by the Seller (or Commonly Controlled Entity) for its employees, former employees, retirees, their beneficiaries or any other person, and any continuation coverage (including any penalties, excise taxes or interest resulting from the failure to provide continuation coverage) required by Section 4980B of the Code due to qualifying events which occur on or before the Closing Date (except as obligated by Legal Requirements);

(i) any Liability of the Seller for any Tax of any kind or nature, including without limitation, any Tax which may become payable by reason of the sale and transfer of the Assets, or be imposed upon the Seller by reason of receipt of the Purchase Price or relief from any Liability pursuant to or in connection with this Agreement;

(j) any Liability of the Seller for any noncompliance by the Seller with any applicable Legal Requirement, including without limitation those relating to employment and labor management relations (including noncompliance under the Worker Adjustment and Retraining Notification Act) and any provisions thereof relating to wages and the payment thereof, hours of work, terms of employment, collective bargaining agreements, workers’ compensation laws and the withholding and payment of federal Social Security and similar taxes arising from the Business prior to the Closing Date or otherwise arising prior to the Closing Date;

(k) any failure by the Seller to withhold all amounts required by law or agreement to be withheld from the wages or salaries of its employees, and any Liability for any wage arrearages, taxes or penalties for failure to comply with any of the foregoing arising prior to the Closing Date or otherwise arising from the Assets or the operation thereof prior to the Closing Date;

(l) any Liability to employees of the Seller, including, without limitation, any severance or retention obligations, accrued vacation and any bonus obligations arising prior to the Closing Date or otherwise arising from the Assets or the operation thereof prior to the Closing Date to the extent that the liability is not recorded in the Financial Statements or is specifically reflected in the calculation of Net Working Capital as of the Closing Date;

(m) any Liability or obligation of any kind under any contract that is not an Assumed Contract;

(n) any Liability that arises out of or relates to the ownership or operation of the Business or the Assets on or prior to the Closing Date to the extent that the liability is specifically reflected in the calculation of Net Working Capital as of the Closing Date; and

(o) any Liability arising out of any controversies between the Seller and its employees or former employees or any union or other collective bargaining unit representing any of its employees arising prior to the Closing Date or otherwise arising from the Assets or the operation thereof prior to the Closing Date.

1.4 Closing. The closing (“Closing”) of the transactions contemplated by this Agreement shall take place simultaneously with the execution of this Agreement at the offices of Locke Lord Bissell & Liddell LLP, 600 Travis, Suite 3400, Houston, Texas. For purposes of this Agreement, the date on which the Closing occurs is the “Closing Date.”

1.5 Closing Deliveries.

(a) At the Closing, simultaneously with the payment of the Purchase Price, the Seller Parties are delivering or causing to be delivered to the Buyer the following:

(i) A bill of sale and assignment agreement conveying the Inventory, Equipment, Improvements, Administrative Systems and Facilities, Supplies, and Books and Records, and all other assets to be transferred to the Buyer hereunder which are in the nature of tangible or intangible personal property (the “Bill of Sale”).

(ii) Certificates of title to all motor vehicles transferred hereunder.

(iii) Assignments of the Licenses and Permits, or notice filings with respect to the assignment of the same, to the extent and in the form required by the applicable Governmental Authority.

(iv) An assignment of the Contracts (the “Assignment and Assumption Agreement”).

(v) Documents, consents or notice filings as shall be required to assign or transfer the Buyer’s rights under all Licenses and Permits and the Assumed Contracts, including, but not limited to those consents and approvals set forth on Schedule 1.5(a)(v); provided that any landlord consents shall contain appropriate estoppel language.

(vi) A new lease between Austin Chalk Petroleum Services, Kurt Chew or an entity controlled by Kurt Chew as the lessor and Buyer as lessee and an assignment of those leases described in 3.15(b).

(vii) A certified copy of the Seller’s Articles of Incorporation and a Certificate of Existence Good Standing issued by the State of Texas and each other jurisdiction set forth on Schedule 3.1, dated no more than five (5) days prior to the Closing Date, reflecting that the Seller is duly organized, validly existing and in good standing.

(viii) A certificate from an officer of Seller, in a form mutually acceptable to the parties hereto, certifying (i) the bylaws of the Seller, (ii) the resolutions of the Board of Directors and Shareholders of the Seller authorizing the transactions contemplated by this Agreement, and (iii) the incumbency and signatures of the officers of the Seller executing the transaction documents.

(ix) Originals of all Assumed Contracts, Books and Records, and other data that (i) are included in the Assets or (ii) relate to or affect the Assets or are reasonably necessary for the continued conduct of the Business.

(x) The employment agreements duly executed by Dan S. Keen and Mike Schooler (the “Employment Agreements”) in the form set forth in Exhibits A-1 and A-2 attached hereto.

(xi) A legal opinion from counsel to the Buyer in form and substance reasonably to Seller.

(xii) A legal opinion from counsel to the Seller in form and substance reasonably acceptable to Buyer.

(xiii) Such other documents, certificates and instruments reasonably necessary to consummate the transactions contemplated by this Agreement.

(b) At the Closing, the Buyer is delivering or causing to be delivered contemporaneously with the execution hereof, to the Seller the following:

(i) The cash portion of the Purchase Price.

(ii) The Notes (defined below).

(iii) The Bill of Sale.

(iv) The Assignment and Assumption Agreement.

(v) The Employment Agreements.

(vi) A certified copy of the Buyer’s Certificate of Incorporation, and a Certificate of Existence Good Standing issued by the State of Texas, dated no more than five (5) days prior to the Closing Date, reflecting that the Buyer is duly organized, validly existing and in good standing.

(vii) A certificate from an officer of the Buyer, in a form mutually acceptable to the parties hereto, certifying (i) the bylaws of the Buyer, (ii) the resolutions of the Board of Directors of the Buyer authorizing the transactions contemplated by this Agreement, and (iii) the incumbency and signatures of the officers of the entity executing the applicable transaction documents.

(viii) Such other documents, certificates and instruments reasonably necessary to consummate the transactions contemplated by this Agreement.

1.6 Transfer and Other Taxes. The Seller shall pay all Taxes, if any, arising from the consummation of the transactions contemplated herein; provided, however, that any Transfer Taxes shall be paid in accordance with Section 5.4(b).

1.7 Third-Party Consents. Notwithstanding anything herein to the contrary, the parties acknowledge and agree that at the Closing, the Seller is not assigning to the Buyer any Assumed Contract or other Asset which by its terms is non-assignable or terminable upon assignment or requires the consent of any other party unless such consent has been obtained prior to the Closing (each an “Unassigned Contract”). With respect to each such Unassigned Contract or Asset, after the Closing, the Seller shall use its best efforts to provide the Buyer the benefits under any such Unassigned Contract in accordance with the terms thereof and the benefits and use of any other Asset including (i) entering into subcontracts, subleases, sale and leasebacks, use and service agreements or other contractual arrangements which will provide such benefits to the Buyer, (ii) agreeing with the person or persons whose consent is required to be obtained that the Seller will remain liable under any such Contract to the same extent as if such assignment had not occurred, and (iii) enforcing, at the cost of the Seller and for the benefit of the Buyer, any and all rights of the Seller against the other party thereto arising out of the breach or cancellation thereof by such party or otherwise. Furthermore, Seller shall use its best efforts to obtain all requisite consents to properly assign all such Unassigned Contracts to the Buyer, at Seller’s sole cost and expense, within thirty (30) days of the Closing Date.

ARTICLE II

PURCHASE PRICE

2.1 Purchase Price. Subject to the terms and conditions of this Agreement, as consideration for the contribution and sale of the Assets, the Buyer will deliver the following consideration to the Seller (“Purchase Price”):

(a) Cash. Seven Million Seven Hundred Fifty Thousand Dollars ($7,750,000) payable in cash at Closing; provided, however, that (i) Five Hundred Thousand Dollars ($500,000) shall be held in escrow to secure any potential adjustment to the Purchase Price under Sections 2.2 or 2.3 hereof (“Escrow Amount”), (ii) the cash portion of the Purchase Price shall be reduced by the amount of any the Pre-Closing Property Taxes calculated pursuant to Section 5.4(a), and (iii) the cash position of the Purchase Price may be increased by the amount of capital expenditures approved by Buyer pursuant to Section 5.3

(b) Promissory Notes. Promissory notes payable by Buyer to Keen, Schooler, and Chew, in the aggregate amount of Four Million Dollars ($4,000,000) (each a “Note”, and collectively, the “Notes”). Each Note will be in the principal amount of $1,333,333, accrue interest at a rate of 5% per annum payable in monthly arrears, and the principal will be paid in three equal annual installments on the first, second and third anniversaries of the Closing Date; provided that each note may be called by the Buyer. The forms of the Note are set forth in Exhibit B attached hereto.

2.2 EBITDA Adjustment.

(a) EBITDA Assumption. In establishing the Purchase Price, the Buyer valued the Business based on the EBITDA (as hereinafter defined) that the Seller represented would be generated by such Business for the trailing twelve month period prior to Closing. Based on such representations, the Buyer utilized a valuation formula with an assumed EBITDA of Two Million Seven Hundred Fifty Thousand Dollars ($2,750,000) and a valuation multiple of four (“Valuation Multiple”) times EBITDA. To promptly consummate the transaction, the Buyer is willing to close, but on the express condition that the Escrow Amount be withheld from the cash portion of the Purchase Price, which shall be subject to adjustment as more thoroughly set forth below.

(b) Definition of EBITDA. For purposes of this Agreement, the term “EBITDA” shall be defined as net income generated from the Business plus interest expense, income taxes, depreciation and amortization, and other adjustments for non-recurring items as determined by Buyer in its sole and absolute discretion. The parties hereby agree that the following shall not be included for purposes of calculating EBITDA: (i) material charges or credits specifically related to operations of prior years or resulting from unusual transactions in assets not acquired for resale and not of the type in which the Business generally deals, (ii) the write-off of a material amount of intangibles or of material amounts related to the retirement or refunding of any debt before maturity, (iii) gains or losses considered “extraordinary” under GAAP; and (iv) aggregate compensation paid to the shareholders of Seller in excess of $400,000.00 annually. EBITDA shall be derived from the twelve month period ending on September 30, 2007 based on the audited financial statements of the Seller for the twelve month period ending on September 30, 2007 (the “September 30 Financial Statements”). Buyer shall select the auditing firm and shall reimburse Seller for reasonable audit fees incurred in connection with the preparation of the September 30 Financial Statements.

(c) Determination of EBITDA. As soon as reasonably practical after the Closing Date, Seller shall cause to be prepared and delivered to the Buyer, the September 30 Financial Statements, and a proposed calculation of EBITDA for twelve month period ending September 30, 2007 (the “Initial EBITDA Calculation”). The Initial EBITDA Calculation shall be accompanied by any supporting documentation or other materials reasonably necessary to determine such calculation. The Buyer will then evaluate such materials, with input from its financial and accounting advisors. In the event that the Buyer does not object in writing to the Initial EBITDA Calculation within thirty (30) days after receipt of same, then the Initial EBITDA Calculation shall be deemed to have been accepted by the Buyer and shall become final and binding. In the event that the Buyer timely objects in writing to the Initial EBITDA Calculation, then Seller and the Buyer shall use reasonable good faith efforts to resolve the dispute within thirty (30) days. If Seller and the Buyer are unable to reach an agreement within such thirty (30)-day period, then within ten (10) days they shall submit the dispute to a nationally recognized accounting firm, mutually agreeable to Seller and the Buyer, whose determination of the EBITDA shall be made in accordance with this Section 2.2 and shall be final and binding (the “Valuation Arbitrator”). If Seller and the Buyer are unable to agree on a Valuation Arbitrator, each will select a nationally recognized accounting firm, who will then within ten (10) days select a third nationally recognized accounting firm to serve as “Valuation Arbitrator” hereunder. In submitting a dispute to the Valuation Arbitrator under this Section 2.2, each party shall prepare a detailed statement in support of their respective calculation of EBITDA. The

Valuation Arbitrator shall be required to accept any determinations for which there is agreement between Seller and the Buyer, and will only decide upon matters on which there is a substantive dispute. The party whose calculation is mathematically furthest from that of the Valuation Arbitrator shall pay the fees and expenses of the Valuation Arbitrator. The amount established pursuant to this subparagraph shall be referred to as the “Final EBITDA.”

(d) Adjustment to Purchase Price. If the Final EBITDA is less than Two Million Seven Hundred Thousand Dollars ($2,700,000), the Purchase Price shall automatically be reduced by an amount equal to such deficit multiplied by the Valuation Multiple (“Negative Adjustment”). Any Negative Adjustment shall first be satisfied from the Escrow Amount, and if the Escrow Amount is insufficient, the remaining balance of any Negative Adjustment shall be promptly paid from the Seller Parties to the Buyer in cash. If Final EBITDA is greater than Two Million Eight Hundred Thousand Dollars ($2,800,000), the Purchase Price shall automatically be increased by an amount equal to such excess multiplied by the Valuation Multiple (a “Positive Adjustment”). Any Positive Adjustment shall be promptly paid by the Buyer to the Seller in cash.

2.3 Net Working Capital Adjustment.

(a) Definition of Net Working Capital. For the purpose of this Section 2.3, the term “Net Working Capital” shall mean the Cash and Cash Equivalents, Accounts Receivable and other Current Assets (other than Inventory and prepaid expenses), less Current Liabilities included within the Assumed Liabilities, if any, all as of the Closing Date, calculated on a basis in conformity with GAAP applied on a basis consistent with the Seller’s past practice.

(b) Determination of Net Working Capital. As soon as reasonably practical after the Closing Date, the Buyer shall cause to be prepared and delivered to Seller a proposed final calculation of Net Working Capital as of the Closing Date, prepared in accordance with Section 2.3(a) (the “Initial Net Working Capital Calculation”). The Initial Net Working Capital Calculation shall be accompanied by any supporting documentation or other materials reasonably necessary to determine such calculation or adjustment. In the event that Seller does not object in writing to the Initial Net Working Capital Calculation within thirty (30) days after receipt of same, then the Initial Net Working Capital Calculation shall be deemed to have been accepted by Seller and shall become final and binding. In the event that Seller timely objects in writing to the Initial Net Working Capital Calculation, then Seller and the Buyer shall use reasonable good faith efforts to resolve the dispute within thirty (30) days. If Seller and the Buyer are unable to reach an agreement within such thirty (30)-day period, then they shall submit the dispute to a nationally recognized accounting firm, mutually agreeable to Seller and the Buyer, whose determination of Net Working Capital shall be made in accordance with this Section 2.3 and shall be final and binding (the “NWC Arbitrator”). If Seller and the Buyer are unable to agree on an NWC Arbitrator, each will select a nationally recognized accounting firm, who will then select a third nationally recognized accounting firm to serve as “NWC Arbitrator” hereunder. In submitting a dispute to the NWC Arbitrator under this Section 2.3, each party shall prepare a detailed statement in support of their respective calculation of Net Working Capital. The NWC Arbitrator shall be required to accept any determinations for which there is agreement between Seller and the Buyer, and will only decide upon matters on which there is a substantive dispute. The party, being Seller or Buyer, whose calculation of Net Working Capital is mathematically furthest from that of the NWC Arbitrator shall pay the fees and expenses of the NWC Arbitrator. The value of Net Working Capital established pursuant to this subparagraph shall be referred to as the “Final Net Working Capital.”

(c) Adjustment. If the Final Net Working Capital is less than One Million Seven Hundred Fifty Thousand Dollars ($1,750,000) then the Buyer shall be entitled to an amount equal to the deficit (“Net Working Capital Deficit”). Any Net Working Capital Deficit shall be satisfied from the Escrow Amount, and if the Escrow Amount is insufficient, the remaining balance of any Net Working Capital Deficit shall be promptly paid from the Seller Parties to the Buyer in cash. If, however, the Final Net Working Capital is greater than One Million Seven Hundred Fifty Thousand Dollars ($1,750,000), then the Seller shall be entitled to an amount equal to the excess (“Excess Net Working Capital”). Any Excess Net Working Capital shall be promptly paid by the Buyer to the Seller in cash.

2.4 Allocation of Purchase Price. The Seller and the Buyer agree to allocate the Purchase Price and the Assumed Liabilities among the Assets in accordance with Schedule 2.4 The Buyer shall prepare IRS Form 8594 for the tax year in which the Closing occurs (and any IRS Form 8594 required with respect to any subsequent tax year) to report the allocation of the Purchase Price and the Assumed Liabilities (and any adjustments thereto). The Seller and the Buyer each hereby covenant and agree that they will not take a position on any Tax Return before any Governmental Authority charged with the collection of any Taxes or in any Proceeding that is in any way inconsistent with Schedule 2.4 any IRS Form 8594 prepared by the Buyer or the terms of this Schedule 2.4. The parties acknowledge and agree that the allocations set forth in Schedule 2.4 have been negotiated and determined by and between the parties in good faith in accordance with their respective interests and such allocations represent their bona fide best and true estimate of the value of the respective Assets. The Purchase Price Allocation shall be revised after all adjustments, if any, have been made in accordance with Section 2.2 and Section 2.3.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE SELLER PARTIES

The Seller Parties, jointly and severally, represent and warrant to the Buyer that the statements contained in this Article III are true and correct as of the date of this Agreement, except in all cases as set forth in the disclosure schedule accompanying this Agreement (the “Seller Parties’ Disclosure Schedule”).

3.1 Organization and Authority.

(a) The Seller is a corporation, duly organized, validly existing and in good standing under the laws of the State of Texas. The Seller has all requisite corporate power and authority to carry on its business as now being conducted and to own, lease and operate its properties and assets as now owned, leased or operated, and to perform all its obligations under the agreements and instruments to which it is a party or by which it is bound. The copies of the Seller’s Articles of Incorporation and Bylaws, as amended to date, which have been delivered to the Buyer are complete and correct, and such instruments, as so amended, are in full force and effect.

(b) The Seller is duly qualified to do business as a foreign corporation and are in good standing under the laws of each state or other jurisdiction in which the Assets are owned or leased and operated or the nature of the Business makes such qualification necessary. Each such jurisdiction in which each Seller is so qualified is listed on Schedule 3.1. Schedule 3.1 lists the officers and directors of the Seller as of the date hereof.

3.2 Capital Stock. The authorized capital stock of the Seller consists of one million (1,000,000) shares of common stock, of which one thousand (1,000) shares are issued and outstanding and no shares are held in treasury. Schedule 3.2 accurately describes the ownership of the Seller’s capital stock as of the date hereof. The Shareholders are the record and beneficial owners and holders of, and have good, valid and indefeasible record and beneficial title to, the capital stock owned by them, free and clear of any adverse claim of any other person, including without limitation, any Encumbrance. All of the outstanding shares of capital stock of the Seller has been duly authorized and are validly issued, fully paid and nonassessable. Except as set forth on Schedule 3.2, there are no existing subscriptions, rights, warrants, calls, options, commitments or agreements of any character relating to the capital stock of the Seller which is authorized but unissued or held in the treasury or relating to the purchase or redemption of the Seller’s issued and outstanding capital stock, and there are no outstanding securities or other instruments convertible into or exchangeable for shares of such capital stock and no commitments to issue such securities or instruments.

3.3 Affiliates. Except as otherwise set forth on Schedule 3.3:

(a) The Seller does not own or control (directly or indirectly) any capital stock, bonds or other securities of, or have any proprietary interest in, any Entity. The Seller does not control (directly or indirectly) the management or policies of any Entity.

(b) Neither the Shareholders, nor any Affiliates of the Seller Parties, nor an immediate family member of the Shareholders, and no employee or agent of or consultant to the Seller beneficially owns, directly or indirectly, an interest in, or is a director, officer, employee or agent of or consultant to, any other Person which is or at any time since January 1, 2000 has been a competitor, potential competitor, supplier or customer of the Seller.

(c) Neither the Shareholders, nor any Affiliates of the Seller Parties, and no employee or agent of or consultant to the Seller directly or indirectly owns or has an interest in any property, asset or right (real or personal, tangible or intangible) which is associated with the Assets or is used in, pertaining to or necessary for the operation of the Business.

3.4 Authority Relative to Agreement. The Seller Parties have full right, power, and legal authority to execute and deliver this Agreement. The Seller Parties have the full right, power, and legal authority to perform this Agreement and to consummate the transactions contemplated hereby. The execution and delivery by the Seller of this Agreement and the consummation by the Seller of the transactions contemplated on its part hereby is duly authorized by its Board of Directors and shareholders. This Agreement has been duly executed and delivered by the Seller Parties, and is a valid and binding agreement of the Seller Parties, enforceable against the Seller Parties in accordance with its terms, except as such enforcement is subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws relating to or affecting creditors’ rights.

3.5 Consents and Approvals; No Violation. Except as set forth on Schedule 3.5, no filing or registration with, no notice to and no Governmental Authorization, consent or approval of any Governmental Authority, creditor or other person in a contractual relationship with the Seller, is necessary in connection with the execution and delivery of this Agreement, the performance of the obligations hereunder, or the consummation of the transactions contemplated hereby. Neither the execution and delivery of this Agreement, the consummation of the transactions contemplated hereby, nor the compliance by the Seller with any of the provisions hereof will, (i) conflict with or violate any provision of any Organizational Document of the Seller (ii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any note, contract, agreement, commitment, bond, mortgage, indenture, license, lease, pledge agreement or other instrument or obligation to which the Seller is a party or by which the Seller or any of their respective properties or assets may be bound, (iii) violate or conflict with any provision of any Legal Requirement binding upon the Seller; or (iv) result in, or require, the creation or imposition of, any Encumbrance upon or with respect to any of the assets or properties now owned or used by the Seller.

3.6 Financial Statements. Attached hereto as Schedule 3.6, are the: (a) the unaudited combined balance sheet of the Seller as of December 31, 2006 and 2005, and the related statements of income, changes in stockholders’ equity and cash flow for the year then ended, and (b) the unaudited balance sheet for the Seller as of October 31, 2007 (the “Balance Sheet Date”), and the related internal statement of income, for the ten months then ended (collectively, the “Financial Statements”). The Financial Statements and related notes fairly present the financial condition and results of operations of the Seller as of the respective dates thereof and for the periods therein referred. The Financial Statements referred to in this section reflect the consistent application of such accounting principles throughout the periods involved, except as disclosed in the notes to the Financial Statements.

3.7 Absence of Undisclosed Liabilities. The Seller has not incurred any Liabilities (whether absolute, accrued, contingent or otherwise) of any nature, except Liabilities (i) which are accrued on or reserved against in the Financial Statements or reflected in the notes thereto, or (ii) which were incurred after the Balance Sheet Date and were incurred in the Ordinary Course of Business and consistent with past practices, or (iii) which are disclosed in Schedule 3.7 hereto.

3.8 Absence of Changes. Except as disclosed on Schedule 3.8, since the Balance Sheet Date there has not been (a) any Material Adverse Change to the Seller, or any event, condition or contingency that is likely to result in a Material Adverse Change to the Seller; (b) any damage, destruction or loss, whether covered by insurance or not, materially and adversely affecting the Assets or the Business; (c) any increase in or creation of compensation payable or to become payable by the Seller to any of its directors, officers, employees or agents or in any stock option, bonus payment, service award, pension, retirement, severance, savings, insurance, expense allowance or other plan or arrangement made to or with any of them, other than standard annual raises to non-management personnel, which do not exceed $10,000 per year in the aggregate; (d) any sale, assignment, lease, transfer, license, abandonment or other disposition by the Seller of any interest in the Assets, excluding inventory sold in the Ordinary Course of Business consistent with past practice; (e) any declaration, setting aside or payment of any dividend or other distribution on or in respect of shares of the capital stock of the Seller, or any direct or indirect redemption, retirement, purchase or other acquisition by the Seller of any such shares; (f) any stock dividend, stock split, reorganization, recapitalization or other change of any type whatsoever in the outstanding capital stock of the Seller; (g) any amendment to the

Organizational Documents of the Seller; (h) any change in the accounting methods followed by the Seller; (i) any entry into, termination or receipt of notice of termination of any Material Agreement (as hereinafter defined) or commitment; (j) any dispute or any other occurrence, event or condition of any character, which could give rise to a legal or administrative action or to a Material Adverse Change; (k) any modification or amendment of any current debt arrangement between the Seller and their lenders, or any prepayment or advance of Indebtedness; (l) any Encumbrance placed on the Assets; (m) any amendment to any bonus, profit sharing, compensation, stock option, pension, retirement, deferred compensation, health care, employment or other employment benefit plan, agreement, trust fund or arrangement for the benefit or welfare of any employee or retiree, (n) any business conducted not in the Ordinary Course of Business; or (o) any agreement to do any of the foregoing.

3.9 Receivables. All accounts and notes receivable of the Seller that are reflected in the Financial Statements or on the accounting records of Seller as of the Closing Date represent valid obligations arising from sales actually made in the Ordinary Course of Business, and are current and collectible net of the respective reserves shown on the Financial Statements or on the accounting records of the Seller as of the Closing Date. Subject to such reserves, each of the foregoing accounts receivable either has been collected in full or will be collected in full, without any setoff, from the later of 90 days after the Closing Date or 90 days after the day on which it first becomes due and payable.

3.10 Inventory. The Inventory, whether or not reflected in the Financial Statements, consists of a quality and quantity usable and salable in the Ordinary Course of Business, except for items of below standard quality, all of which are carried at the lower of cost or market value, in accordance with GAAP, in the Financial Statements or in the accounting records of the Seller as of the Closing Date, as the case may be.

3.11 Books and Records. The books of account, minute books, stock record books and other records of the Seller has all been made available to the Buyer. The minute books of the Seller contain accurate records of all material meetings held of and corporate action taken by the shareholders and boards of directors of the Seller and no material meeting of such shareholders, board of directors or member has been held for which minutes have not been prepared and are not contained in such minute books. All personnel files, reports, strategic planning documents, financial forecasts, accounting and tax records and all other records of every type and description that relate to the Business have been prepared and maintained in conformity with applicable Legal Requirements. The Books and Records are located in the offices of the Seller.

3.12 Customers and Suppliers.

(a) Schedule 3.12(a) sets forth a true and complete list of the 10 largest customers of Seller, taken as a whole, for the twelve-month period ending with the Balance Sheet Date and the percentage of the Seller’s total gross sales for such period accounted for by each such customer. No other customer accounted for more than 1% of Seller’s total gross sales for such period. Since the Balance Sheet Date, no customer listed on the Schedule 3.12(a) has stopped or materially decreased, or has given notice to the Seller that it will stop or materially decrease, the rate of business done with the Seller.

(b) Schedule 3.12(b) sets forth a true and complete list of the 10 largest suppliers to the Seller, taken as a whole, for the twelve-month period ending with the Balance Sheet Date. No other supplier accounted for more than 1% of the Seller’s total purchases of inventory items for such period. Since the Balance Sheet Date, no supplier listed on Schedule 3.12(b) has stopped or materially decreased, or has given notice to the Seller that it will stop or materially decrease, the rate of business done with the Seller.

3.13 Agreements, Contracts and Commitments.

(a) Schedule 3.13 (with paragraph references corresponding to those set forth below) sets forth an accurate and complete description of all material commitments, contracts and agreements (whether written or oral) to which a Seller is a party or by which its Assets are bound including without limitation the following (collectively, the “Material Agreements”):

(i) each contract, agreement, or commitment, whether in the Ordinary Course of Business or not, which involves the performance of services by or for, or the delivery of goods by or to, or capital expenditures by a Seller in excess of $10,000;

(ii) any indenture, loan agreement or note under which a Seller has outstanding Indebtedness, obligations or liabilities for borrowed money;

(iii) any lease or sublease for the use or occupancy of real property;

(iv) any agreement that restricts the right of a Seller to engage in any type of business;

(v) any guarantee, direct or indirect, by any Person of any contract, lease or agreement entered into by a Seller;

(vi) any partnership, joint venture or construction and operation agreement;

(vii) any agreement of surety, guarantee or indemnification with respect to which a Seller is the obligor;

(viii) any contract that requires a Seller to pay for goods or services substantially in excess of its estimated needs for such items or the fair market value of such items;

(ix) any contract, agreement, agreed order or consent agreement that requires a Seller to take any actions or incur expenses to remedy non-compliance with any Environmental Law;

(x) any contract for the lease of personal property to or from a Seller in excess of $10,000;

(xi) any agreement between a Seller or any of its Affiliates;

(xii) any profit sharing, stock option, stock purchase, stock appreciation, deferred compensation, severance, or other similar agreement for the benefit of current or former directors, officers, and employees of a Seller;

(xiii) any collective bargaining agreement or contract;

(xiv) any agreement or contract for the employment of any individual on a full-time, part-time, consulting, or providing severance benefits;

(xv) any contract under which a Seller has advanced or loaned any amount to any of its directors, officers or employees; and

(xvi) any other contract material to any of a Seller not otherwise described above.

(b) The Seller has delivered true, correct and complete copies of the Material Agreements to the Buyer. All of the Material Agreements are legal, valid and binding obligations of the parties thereto, enforceable in accordance with their terms, and are in full force and effect. There are no existing defaults by any Seller under the Material Agreements, and no termination, condition or other event has occurred which (whether with or without notice, lapse of time or the happening or occurrence of any other event) would constitute a default or a basis for force majeure or other claim of excusable delay or non-performance thereunder. The terms and conditions of the Material Agreements are reasonable and customary in the industries and trades in which the Seller operate, and there are no extraordinary terms contained therein. There are no renegotiations of, or attempts to renegotiate, or outstanding rights to renegotiate, any amounts paid or payable to a Seller under current or completed Material Agreements with any Person having the contractual or statutory right to demand or require such renegotiation, and no such Person has made written demand for such renegotiation.

3.14 Title and Condition of Assets. Except as set forth on Schedule 3.14, the Seller is the sole and exclusive owner of, and has good and indefeasible title to, or a valid leasehold or other contractual interest in, all of the Assets, real, personal and intangible, free and clear of all Encumbrances, and is exclusively entitled to possess and dispose of the same. At Closing, the Seller shall transfer to the Buyer sole and exclusive, and good and indefeasible title to all of the Assets, free and clear of any and all Encumbrances. Except as set forth on Schedule 3.14, there are no outstanding agreements or options to sell which grant to any person or entity, other than the Buyer, the right to purchase or otherwise acquire any of the Assets. All of the Assets, the real property subject to the Real Property Leases (as hereinafter defined), taken as a whole, constitute all of the properties and assets required for the continued conduct of the Business by the Company in the same manner as presently conducted and as reflected in the Financial Statements, and are in good operating condition and repair (normal wear and tear excepted).

3.15 Real Property.

(a) Schedule 3.15(a) sets forth and describes a complete list of all real property. Seller does not own any interest in real property.

(b) Schedule 3.15(b) lists and describes briefly all real property and interests in real property leased or subleased to a Seller (individually, a “Real Property Lease” and collectively the “Real Property Leases”). The Seller delivered to the Buyer correct and complete copies of each Real Property Lease (as amended to date) listed in Schedule 3.15(b). With respect to each Real Property Lease:

(i) each Real Property Lease will continue to be enforceable on identical terms following the consummation of the transactions contemplated by this Agreement;

(ii) no party to any Real Property Lease is in breach, and no event has occurred which, with notice or lapse of time, would constitute a breach thereunder;

(iii) no party to any Real Property Lease has repudiated any provision thereof;

(iv) there are no Proceedings or forbearances in effect as to any Real Property Lease;

(v) with respect to each sublease Real Property Lease, the representations and warranties set forth in Sections 3.15(b)(i) through (iv) are true and correct with respect to the underlying Real Property Lease;

(vi) no Seller has granted or suffered to exist any Encumbrance, except for Permitted Encumbrances, upon the interest in any Real Property Lease;

(vii) all facilities leased or subleased under each Real Property Lease have received all Governmental Authorizations required in connection with the operation thereof and have been operated and maintained in accordance with applicable Legal Requirements; and

(viii) all facilities leased or subleased under each Real Property Lease are supplied with utilities and other services necessary for the operation of said facilities; and

(ix) the owner of the facility leased or subleased under each Real Property Lease has good, marketable, and indefeasible title to the parcel of real property, free and clear of any Encumbrance, except for Permitted Encumbrances.

(c) The real property subject to a Real Property Lease constitutes all of the real property required for the continued conduct of the Business by the Buyer in the same manner as presently conducted by the Seller.

3.16 Personal Property. The Seller has described in Schedule 3.16 all Equipment being transferred and other tangible personal property owned by the Seller or covered by any lease of personal property to which any Seller is a party, and all other interests (except ownership interests) of the Seller in tangible personal property. The Seller previously provided the Buyer with true, correct and complete copies of all contracts, agreements, mortgages, leases and commitments relating to or affecting any interest in tangible personal property to which any Seller is a party or by which the Seller or the Assets are in any way bound or affected, together with all amendments and supplements thereto and modifications thereof. All such contracts, agreements, mortgages, leases, commitments, amendments, supplements and modifications are legally valid and binding and in full force and effect, and there are no defaults thereunder.

3.17 Compensation and Benefit Plans.

(a) Except as set forth in Schedule 3.17, neither the Seller nor any Commonly Controlled Entity, maintains or contributes to, nor have they maintained or contributed to, any Benefit Plans.

(b) Neither the Seller nor any of their Commonly Controlled Entities has any liability (including any contingent liability under Section 4204 of ERISA) with respect to any multiemployer plan defined as such in Section 3(37) of ERISA to which contributions are or have been made by the Seller or any of their Commonly Controlled Entities or as to which the Seller or any of their Commonly Controlled Entities may have liability and that is covered by Title IV of ERISA (“Multiemployer Plan”) covering employees (or former employees) employed in the United States. Neither the Seller nor any Commonly Controlled Entity has incurred any liability or taken any action that could reasonably be expected to cause it to incur any liability (i) on account of a partial or complete withdrawal (within the meaning of Section 4205 and 4203 of ERISA, respectively) with respect to any Multiemployer Plan or (ii) on account of unpaid contributions to any such Multiemployer Plan.

(c) Except as set forth in Schedule 3.17(c), for each Benefit Plan that is intended to satisfy the provisions of Section 401(a) of the Code, (i) the applicable Seller has obtained a favorable determination letter from the IRS to such effect, (ii) to the Knowledge of the Seller Parties, none of the determination letters has been revoked by the IRS, nor has the IRS given any indication to any Seller that it intends to revoke any such determination letter, (iii) no such employee pension benefit plan is subject to Title IV of ERISA or Section 412 of the Code, and (iv) no prohibited transaction within the meaning of Section 406 of ERISA has occurred with respect to any employee pension benefit plan and no tax has been imposed pursuant to Section 4975 or 4976 of the Code in respect thereof.

(d) For each Benefit Plan which is a “group health plan” within the meaning of Section 5000(b)(1) of the Code, the Seller has complied in all material respects with the notice and continuation coverage requirements of Section 4980B of the Code, the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), and Part 6 of Subtitle B of Title I of ERISA and the regulations thereunder.

(e) All contributions to, and payments from, the Benefit Plans being assumed by the Buyer (the “Assumed Plans”) which are required to have been made by the Seller or any of its Commonly Controlled Entities with respect to any period ending on or before the Closing Date, in accordance with such Benefit Plans, have been timely made.

(f) There are no claims pending by or on behalf of any of the Assumed Plans by any employee or beneficiary covered under any such Benefit Plan, or otherwise involving any such Benefit Plan (other than routine claims for benefits).

(g) Each of the Assumed Plans has been, and is being, operated and administered in all material respects in accordance with its terms and in compliance with applicable laws, including, but not limited to, ERISA and the Code.

(h) Neither the Seller nor any Commonly Controlled Entity has any formal plan or commitment, whether legally binding or not, to create any additional Benefit Plans or modify or change any existing Benefit Plans that would affect any employee or terminated employee of the Business or any Commonly Controlled Entity.

(i) Except as set forth in Schedule 3.17(i), no Assumed Plan provides benefits, including death or medical benefits (whether or not insured), with respect to current or former employees of the Seller or any Commonly Controlled Entity beyond their retirement or other termination of service (other than coverage mandated by applicable Legal Requirements), and neither the Seller nor any Commonly Controlled Entity has any binding obligation to provide any employee or group of employees with any such benefits upon their retirement or termination of employment.

(j) Except as set forth in Schedule 3.17(j), neither the execution and delivery of this Agreement by the Seller nor the performance by the Seller of this Agreement nor the consummation of the transactions contemplated hereby will (i) accelerate the time of payment or vesting, or increase the amount of compensation due any such director, officer or employee under any of the Assumed Benefit Plans or (ii) result in any prohibited transaction described in Section 406 of ERISA or Section 4975 of the Code for which an exemption is not available.

(k) The Buyer may, but shall have no obligation to, hire any or all of the employees of the Seller. Furthermore, the Seller hereby waive all noncompetition, confidentiality and other similar covenants or agreements between any Seller and those employees which may be hired by the Buyer on or after the date hereof.

(l) Each Benefit Plan (and any other program, or arrangement) that is a nonqualified deferred compensation plan within the meaning of Section 409A of the Code is identified as such on Schedule 3.17(l). Since December 31, 2004, each plan, program, or arrangement there identified has been operated and maintained in accordance with the requirements of Notice 2005-1, the proposed regulations under Section 409A of the Code and a good faith, reasonable interpretation of Section 409A of the Code and its purpose with respect to amounts deferred (within the meaning of Section 409A of the Code) after December 31, 2004.

(m) All “health plans” and “group health plans” (as those terms are defined by the Health Insurance Portability and Accountability Act of 1996, Public Law 104-191 (“HIPAA”)) that the Seller or any of their Commonly Controlled Entities sponsors are in compliance with all applicable requirements under HIPAA. Specifically, but without limitation, all such health plans timely adopted the legally necessary policies and procedures, business associate agreements, and other required documentation to comply with privacy component of HIPAA and the regulations issued thereunder including but not limited to 45 CFR 160 and CFR Part 164 (“HIPAA Regulations”) as amended from time to time. Neither the Seller, nor any their Commonly Controlled Entities, nor any of their respective health plans or group health plans, have violated any applicable requirements of HIPAA or the HIPAA Regulations.

3.18 Taxes.

(a) Except as set forth on Schedule 3.18, (i) the Seller has duly and timely filed (or there has been timely filed on its behalf) with the appropriate Governmental Authorities all Tax Returns required to be filed by them or with respect to the Assets on or prior to the date hereof, and duly paid in full or made adequate provision therefore on Seller’s financial statements (or there has been paid or adequate provision has been made on its behalf) for the payment of all Taxes for all periods ending through the date hereof (whether or not shown on any Tax Return); (ii) all such Tax Returns filed by or on behalf of the Seller is true, correct and complete in all respects; (iii) the Seller is not the beneficiary of any extension of time within which to file any Tax Return; (iv) no claim has ever been made by any authority in a jurisdiction where the Seller does not file Tax Returns that it is or may be subject to taxation by that jurisdiction; (v) the Liabilities and reserves for Taxes reflected in the Financial Statements have been determined in accordance with GAAP, and there is no Liability for Taxes for any period beginning after the date of such balance sheet other than Taxes arising in the Ordinary Course of Business; (vi) there are no liens for Taxes upon any property or assets of the Seller, including without limitation the Assets; (vii) the Seller has not received or requested a ruling from any taxing authority or signed an agreement with any taxing authority; (viii) the Seller has complied in all respects with all applicable laws, rules and regulations relating to the payment and withholding of Taxes (including, without limitation, withholding of Taxes pursuant to Sections 1441 and 1442 of the Code, as amended or similar provisions under any foreign laws) and has, within the time and the manner prescribed by law, withheld and paid over to the appropriate Governmental Authority all amounts required to be so withheld and paid over under all applicable laws in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party; (ix) no federal, state, local or foreign audits or other Proceedings are presently pending or, to the Knowledge of the Seller Parties, threatened with regard to any Taxes or Tax Returns of the Seller, and as of the date of this Agreement the Seller has not received a notice (and does not otherwise have Knowledge) of any pending or threatened audits or Proceedings; (x) no director or officer (or employee responsible for Tax matters) of the Seller expects any authority to assess any additional Taxes for any period for which Tax Returns have been filed; (xi) the statute of limitations for the assessment of federal income Taxes of the Seller has expired for all periods through and including December 31, 200_, and the Seller has not waived any statute of limitations in respect of Taxes, agreed to any extension of time with respect to a Tax assessment or deficiency, or entered into any closing agreement under any applicable Tax law; (xii) no adjustments or deficiencies relating to Tax Returns of the Seller has been proposed, asserted or assessed by any Governmental Authority, except for such adjustments or deficiencies which have been fully paid or finally settled; and (xiii) the Seller has delivered to the Buyer true, correct and complete copies of all federal income Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by the Seller since formation of Seller in 2005.

(b) Except as set forth on Schedule 3.18, (i) no power of attorney granted by the Seller with respect to any Taxes is currently in force, (ii) the Seller has disclosed on their federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code, and (iii) the Seller is not a party to any Tax allocation or sharing agreement.

(c) None of the Assumed Liabilities is an obligation to make a payment that is not deductible under Sections 162(m) or 280G of the Code. The Seller (i) have not been a member of an affiliate group filing a consolidated federal income Tax Return and (ii) has no Liability for Taxes of any Person (other than the Seller) under Section 1.1502-6 of the United States Treasury Regulations (or any similar provision of state, local or foreign law), as a transferee or successor, by contract, or otherwise.

(d) Except as set forth on Schedule 3.18, none of the Assets (i) secures any debt the interest on which is tax-exempt under Section 103(a) of the Code, (ii) is “tax-exempt use property” within the meaning of Section 168(h) of the Code, (iii) is “tax exempt bond financing property” within the meaning of Section 168(g)(5) of the Code, (iv) is “limited use property” with the meaning of Revenue Procedure 76-30 or (v) will be treated as owned by any other person pursuant to the provisions of Section 168(f)(8) of the Code.

(e) The transactions contemplated by this Agreement are not subject to tax withholding pursuant to the provisions of Section 3406 or Subchapter A of Chapter 3 of the Code or any other provision of applicable Legal Requirements.

(f) The transactions contemplated by this Agreement, including without limitation the sale and transfer of the Assets, will not cause the Buyer to become liable for any Tax of any kind or nature.

3.19 Compliance With Laws.

(a) The Seller is not in violation of and has not been given notice or been charged with any violation of, any Legal Requirement (including, without limitation, any Environmental Law) of any Governmental Authority. No investigation or review by any Governmental Authority is pending or, to the Seller Parties’ Knowledge, threatened, nor has any Governmental Authority indicated an intention to conduct the same. Set forth in Schedule 3.19 are all the Governmental Authorizations held by the Seller on the date hereof, which constitute all of the Governmental Authorizations necessary to permit the Seller to own, operate, use, and maintain the Assets in compliance with all applicable Legal Requirements. All required filings with respect to such Governmental Authorizations have been timely made and all required applications for renewal thereof have been timely filed. All such Governmental Authorizations are in full force and effect, the Seller is in full compliance with all requirements of all such Governmental Authorizations, and there are no Proceedings pending or, to the Seller Parties’ Knowledge, threatened that seek the revocation, cancellation, suspension, or adverse modification thereof.

(b) The Seller is not in breach or violation of or in default in the performance or observance of any term or provision of, and no event has occurred which, with lapse of time or action by a third party, could result in a default under, (a) the Organizational Documents of the Seller or (b) any contract, commitment, agreement, indenture, mortgage, loan agreement, note, lease, bond, license, approval or other instrument to which the Seller is a party or by which they are bound or to which any of its property is subject.

3.20 Litigation. There are no claims, suits, actions, Environmental Claims, inspections, investigations or Proceedings pending or, to the Knowledge of Seller Parties, threatened against, relating to or affecting the Seller before any court, governmental department, commission, agency, instrumentality, Governmental Authority, or any mediator or arbitrator and there is no basis for the same. The Seller Parties are not subject to any judgment, decree, injunction, rule or Order of any Governmental Authority, court, governmental department, commission, agency, instrumentality, authority, or any mediator or arbitrator.

3.21 Labor Matters.

(a) Schedule 3.21(a) sets forth (i) the name and current annual salary (or rate of pay) and other compensation (including, without limitation, normal bonus, profit-sharing and other compensation) now payable by the Seller to each employee, independent contractor or consultant, (ii) any increase previously granted to become effective after the date of this Agreement in the total compensation or rate of total compensation payable by the Seller to each such person, (iii) all presently outstanding loans and advances (other than routine travel advances to be repaid or formally accounted for within 60 days) made by the Seller to, or made to the Seller by, any director, officer or employee, and (iv) all accrued but unpaid vacation pay owing to any officer or employee as of December 31, 2006 which is not disclosed on the Financial Statements. Except pursuant to the Benefit Plans or as otherwise listed on Schedule 3.17(a), since December 31, 2003, the Seller has not (A) paid or agreed to pay any bonus or incentive payment to, nor has any bonus or incentive payment been earned by, any officer, director, employee, consultant or agent of the Seller or (B) entered into any agreement, arrangement or transaction with, or made any severance payment, loan or advance to, any officer, director or shareholder of the Seller. The Financial Statements shall include an accrual for any estimated salary, bonus, compensation and vacation pay owed as of the balance sheet date applicable to those Financial Statements to any officer or employee of the Seller.

(b) Except as disclosed in Schedule 3.21(b), the Seller is not a party to any employment, consulting, severance or indemnification contract with any individual or employee with respect to the Business, oral or written. Except as disclosed on Schedule 3.21(b), no legal Proceedings, charges, complaints or similar actions are pending against the Seller under any federal, state or local laws with respect to the employment relationship of any employee of the Seller including, but not limited to: (i) anti-discrimination statutes such as Title VII of the Civil Rights Act of 1964, as amended, Age Discrimination in Employment Act or Americans with Disabilities Act (or similar state or local laws prohibiting discrimination because of race, sex, disability, religion, national origin, age and the like); (ii) the Fair Labor Standards Act or other federal, state or local laws regulating hours of work, wages, overtime and other working conditions; (iii) requirements imposed by federal, state or local governmental contracts such as those imposed by Executive Order 11246; (iv) state or common laws with respect to tortuous conduct, including, without limitation, sexual harassment, slander, false light, invasion of privacy, negligent hiring or retention, intentional infliction of emotional distress, assault and battery or loss of consortium; (v) the Occupational Safety and Health Act, as amended, as well as any similar state laws, or other regulations respecting safety in the workplace; or (vi) the National Labor Relations Act, as well as any similar state laws or regulations; and to the Knowledge of the Seller Parties, no proceedings, charges, or complaints are threatened under any such laws or regulations. The Seller is not subject to any settlement or consent decree with any present or former employee, employee representative or any Government Authority relating to claims of discrimination or other claims in respect to employment practices and policies; no Government Authority has issued a judgment, order, decree or finding with respect to the labor and employment practices (including practices relating to discrimination) of the Seller.

(c) The Seller has not incurred any liability or obligation under, and has complied in all respects with, the Worker Adjustment and Retraining Notification Act and the regulations promulgated thereunder, and any similar state laws (collectively, “WARN”), and does not expect to incur any such liability or obligation as a result of actions taken or not taken in connection with this Agreement. The Seller has not laid off 50 or more of its employees constituting 33% or more of its employees at any single site of employment in any 30-day period during the 12-month period ending on the Closing Date. Schedule 3.21(c) lists (i) the total number of employees terminated for other than cause or laid off by the Seller during the 90 days prior to the date hereof, and their former sites of employment, (ii) the total number of employees of the Seller who have experienced a reduction in hours of work of more than 50% during any month during the 90 days prior to the date hereof, and their sites of employment, (iii) the total number of employees at each site of employment 90 days prior to the date hereof and (iv) the total number of employees at each site of employment on the Closing Date. The Seller shall retain all responsibility and liability under WARN that arises on or prior to Closing or that relates to the transaction contemplated by this Agreement. Notwithstanding any other provision in this Agreement, the Seller shall indemnify the Buyer for any liability or loss, including attorney’s fees, the Buyer may incur in connection with the Seller’s responsibilities and liabilities under this paragraph.

(d) The Seller is not a party to, nor bound by, the terms of any collective bargaining agreement, and (i) the Seller is in compliance in all material respects with all applicable Legal Requirements respecting employment and employment practices, (ii) there is no unfair labor practice charge or complaint against the Seller pending before the National Labor Relations Board nor is there any grievance or any arbitration proceeding arising out of or under collective bargaining agreements pending with respect to the Business, (iii) there is no labor strike, slowdown or work stoppage pending against the Seller and (iv) there is no charge or complaint pending against the Seller before the Equal Employment Opportunity Commission or any Governmental Authority responsible for the prevention of unlawful employment practices. Neither the Buyer nor any Shareholder has received written notice of the intent of any Governmental Authority responsible for the enforcement of labor or employment laws to conduct an investigation of or relating to the Seller, and no such investigation is in progress. the Seller has not experienced any work disruptions or issues with labor unions during the last five (5) years; and no union organizational activities are pending or, to the Knowledge of the Seller Parties, threatened with respect to the Seller’s employees.

3.22 Insurance. Schedule 3.22 sets forth a list of all insurance policies owned by the Seller or by which the Seller or the Assets are covered against losses, all of which are now in full force and effect. All policies to which the Seller is a party (i) taken together, provide adequate insurance coverage for the assets and the operations of the Seller for all risks normally insured against by a Person carrying on the same business or businesses as the Seller, (ii) are sufficient for compliance with all Legal Requirements and Material Agreements to which the Seller is a party, and (iii) will continue in full force and effect following the consummation of the transactions contemplated hereby. Schedule 3.22 sets forth a summary of the loss experience under each policy for the past three years. No insurance has been refused with respect to any operations, properties or assets of the Seller nor has coverage of any insurance been limited by any insurance carrier that has carried, or received any application for, any such insurance during the last three years. No insurance carrier has denied any claims made against any of the policies listed on Schedule 3.22 other than as noted on Schedule 3.22.

3.23 Environmental Matters. Except as set forth on Schedule 3.23, without in any manner limiting any other representation or warranty set forth in this Agreement:

(a) The Seller and each of their Business Facilities is and has been in full compliance with all Environmental Laws in connection with the ownership, use, maintenance or operation of any Asset or the conduct of the Business, including without limitation by obtaining any necessary Environmental Permits and fully complying with the requirements and conditions thereof.

(b) No amendment or modification of any Environmental Permit is currently necessary or contemplated in connection with the existing or intended operation of the Business or any Business Facility or Asset, the Seller has timely filed applications for renewal of all Environmental Permits.

(c) The Seller and each Business Facility has all environmental and pollution control equipment necessary to comply with all Environmental Laws and Environmental Permits for the foreseeable future, and no changes in operation or capital improvements or expenditures in excess of $10,000 outside of the Ordinary Course of Business are or are anticipated to be necessary to permit the continued or intended operation of the Business or any Business Facility or Asset in compliance with all Environmental Permits and Environmental Laws.

(d) No Hazardous Substances have been disposed of or released, or present a threat of release, on, at, under, or to any Business Facility during Seller’s occupancy, and no Hazardous Substances are present on, at, under, or around any Business Facility in quantities or concentrations that exceed local background concentrations or any applicable standard established by Environmental Laws.

(e) No Hazardous Substances used or generated by or at any Business Facility, or for which the Seller arranged for disposal, have been transported to or treated, stored, disposed of or released at, any site or facility that has been nominated or identified as a facility that is subject to an existing or potential Environmental Claim.

(f) No Hazardous Substances have been generated, extracted, mined, manufactured, stored, treated, disposed of, injected, or released (and no release is threatened), on, under, about or from any property adjacent to any current Business Facility, except in compliance with Environmental Laws, including, without limitation, by obtaining necessary Environmental Permits, and to the Knowledge of the Seller Parties.

(g) There are not, nor have there at any time been, any under-ground storage tanks or solid waste management units present on or at any Business Facility, and to the best of Seller’s knowledge no Asset or Business Facility (or equipment thereon) contains in any form (A) asbestos containing materials; (B) polychlorinated biphenyls; (C) lead based paint; (C) radon or radioactive materials, or (D) any wetland areas or other land subject to restrictions on or regulation of development under Environmental Laws.

(h) Neither the Seller nor any Business Facility is subject to any pending or Threatened Environmental Claim, and to the best of Seller’s knowledge, there are no present or past events, conditions, circumstances, activities, practices, incidents, actions, or plans which may give rise to any common law or statutory liability (including without limitation STRICT LIABILITY) under Environmental Laws or form the basis of any Environmental Claim, nor has the Seller voluntarily undertaken Environmental Response to, or other decontamination or cleanup of, any Business Facility or other site or entered into any agreement for the payment of costs associated with such activity.

(i) The Seller has provided the Buyer with copies of all reports, assessments, inspections, investigations, correspondence (internal and external), analytical data, and other documents and records relating to the environmental condition of the Seller or the Business Facilities, their compliance with Environmental Laws, and/or Environmental Claims which are in Seller’s possession.

3.24 Intellectual Property. Schedule 3.24 sets forth a complete and correct list and description of all the Intellectual Property of the Seller, together with a complete list of all licenses granted by or to Seller with respect to any of the Intellectual Property (the “Seller’s Intellectual Property”). The Seller’s Intellectual Property constitutes all of the Intellectual Property used in the Business. Except as set forth on Schedule 3.24, the Seller has sole and full right, title and interest to Seller’s Intellectual Property, free and clear of all Encumbrances. None of Seller’s Intellectual Property is dependent upon any other Intellectual Property in order to freely operate or be utilized in the manner heretofore utilized by the Seller in its business. Except as set forth in any license or other agreements listed on Schedule 3.24, the Buyer may use, sell, assign, transfer, license and encumber all of Seller’s Intellectual Property after the Closing to the same extent as the Seller had the right, power and authority to use, sell, assign, transfer, license and encumber them prior to the Closing, without Encumbrances of third parties. Neither the Seller nor any of its officers, interest holders or directors is currently in receipt of any notice of any violation of, and the Seller Parties does not otherwise have Knowledge that the Seller is violating, infringing, diluting or misappropriating and has not violated, infringed, diluted or misappropriated the rights or property of any other Person in any Intellectual Property. No Person is violating, infringing, diluting or misappropriating any right, title or interest of the Seller with respect to Seller’s Intellectual Property.

3.25 No Broker’s or Finder’s Fees. Other than Morgan Keegan & Company (whose fees will be paid by Seller), no agent, broker, investment banker or similar Person has acted directly or indirectly on behalf of the Seller Parties in connection with this Agreement or the transactions contemplated hereby, and no Person is or will be entitled to any broker’s or finder’s fee or any other commission or similar fee or expense, directly or indirectly, in connection with this Agreement or the transactions contemplated hereby.

3.26 Certain Payments. The Seller has not, and no director, officer, employee, agent, representative or other Person associated with or acting for or on behalf of the Seller has (a) directly or indirectly made, any contribution, gift, bribe, kickback or other payment (including any political contribution with corporate funds, any payment from corporate funds not recorded on the books and records of the Seller, any payment from corporate funds that was falsely recorded on the books and records of the Seller, any payment from corporate funds to governmental officials for improper purposes or payments from corporate funds to obtain or retain business) to any Person, regardless of form whether in money, property or services (i) to obtain favorable treatment in securing business, (ii) to pay for favorable treatment for business secured, (iii) to obtain special concessions or for special concessions already obtained for or in respect of the Seller or any Affiliate, or (iv) or in any other manner or for any other purpose which violates applicable Legal Requirements, or (b) established or maintained any fund or asset which has not been recorded in the books and records of the Seller.

3.27 Disclosures. No representation or warranty of the Seller Parties contained herein contains any untrue statement of a material fact or fails to state a material fact necessary to make the statements herein or therein not misleading. There is no fact that has any specific application to the Seller (other than general economic or industry conditions) and that materially adversely affects the assets, business, prospects, financial condition, or results of operations of the Seller that has not been set forth in this Agreement. The Seller has provided the Buyer with true, accurate and complete copies of all documents listed or described in the Seller Parties’ Disclosure Schedule.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE BUYER PARTIES

The Buyer Parties represent and warrant to the Seller Parties that the statements contained in this Article IV are true and correct as of the date of this Agreement.

4.1 Organization and Authority.

(a) The Buyer is a corporation, duly organized, validly existing and in good standing under the laws of the State of Texas. The Buyer has all requisite power and authority to carry on its business as now being conducted and to own, lease and operate its properties and assets as now owned, leased or operated, and to perform all its obligations under the agreements and instruments to which it is a party or by which it is bound. The copies of the Buyer’s Organizational Documents, as amended to date, which have been delivered to the Seller are complete and correct, and such instruments, as so amended, are in full force and effect.

(b) OMNI is a corporation, duly organized, validly existing and in good standing under the laws of the State of Louisiana. OMNI has all requisite power and authority to carry on its business as now being conducted and to own, lease and operate its properties and assets as now owned, leased or operated, and to perform all its obligations under the agreements and instruments to which it is a party or by which it is bound. The copies of OMNI’s Organizational Documents, as amended to date, which have been delivered to the Seller are complete and correct, and such instruments, as so amended, are in full force and effect.

4.2 Authority Relative to Agreement. The Buyer Parties have the full right, power, and legal authority to execute and deliver this Agreement. Subject to the satisfaction of the conditions set forth herein, the Buyer Parties have the full right, power, and legal authority to perform this Agreement and to consummate the transactions contemplated on the part of the Buyer Parties hereby. No proceeding on the part of the Buyer Parties is required for or in connection with the Buyer Parties’ execution and delivery of this Agreement. This Agreement has been duly executed and delivered by the Buyer Parties, and is a valid and binding agreement of the Buyer Parties, enforceable against the Buyer Parties in accordance with its terms, except as such enforcement is subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws relating to or affecting creditors’ rights.

4.3 Consents and Approvals; No Violation. Other than the consent of OMNI’s primary lender, LaSalle Bank, no notice to and no Governmental Authorization, consent or approval of any Governmental Authority, creditor or other person in a contractual relationship with either of the Buyer Parties, is necessary in connection with the execution and delivery of this Agreement, the performance of the obligations hereunder, or the consummation of the transactions contemplated hereby. Neither the execution and delivery of this Agreement, the consummation of the transactions contemplated hereby, nor the compliance by the Buyer Parties with any of the provisions hereof will, (i) conflict with or violate any provision of any

Organizational Document of either of the Buyer Parties; (ii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any note, contract, agreement, commitment, bond, mortgage, indenture, license, lease, pledge agreement or other instrument or obligation to which either of the Buyer Parties is a party or by which the Buyer Parties or any of their respective properties or assets may be bound, or (iii) violate or conflict with any provision of any Legal Requirement binding upon the Buyer Parties.

4.4 No Broker’s or Finder’s Fees. No agent, broker, investment banker or similar Person has acted directly or indirectly on behalf of the Buyer Parties in connection with this Agreement or the transactions contemplated hereby, and no Person is or will be entitled to any broker’s or finder’s fee or any other commission or similar fee or expense, directly or indirectly, in connection with this Agreement or the transactions contemplated hereby.

ARTICLE V

ADDITIONAL COVENANTS AND AGREEMENTS

5.1 Employee Matters. The Buyer will have the right, but not the obligation, to hire employees of the Seller following the Closing Date, upon terms and conditions determined by the Buyer in its sole discretion, effective as of the Closing Date. Notwithstanding anything herein to the contrary, the Seller shall retain liability for any amounts owing to such employees that the Buyer does not hire following of the Closing Date, including without limitation, any accrued but unpaid vacation, any severance obligation to its employees arising under any Benefit Plan or policy of the Seller that may be triggered in connection with the transactions contemplated by this Agreement, and Seller Parties hereby agree to and shall indemnify, defend and hold harmless the Buyer with respect to any such liability to its employees.

5.2 Change of Name. Promptly after the Closing, the Seller will amend its Articles of Incorporation (and any assumed name certificates) to change is corporate name to something that does not contain the words “B.E.G. Liquid Mud Services Corp.” or anything similar thereto.

5.3 Public Announcements. The Seller Parties and the Buyer will consult with each other and cause the issuance of a joint report, statement or press release with respect to this Agreement and the transactions contemplated by this Agreement; provided, however, that the Buyer shall be entitled to make a public announcement of the transactions contemplated herein if such announcement is required in order to comply with any Law or any rule or regulation of any securities exchange or quotation system. The Seller Parties shall not issue any report, statement or press release with respect to this Agreement or the transactions contemplated hereby, without the prior written consent and approval of the Buyer.

5.4 Tax Matters.

(a) Proration of Property Taxes. Any ad valorem and property taxes assessed against or pertaining to the Assets for the Tax period which includes the Closing Date (“Closing Period”) shall be prorated between the Seller and the Buyer as of the Closing Date in accordance with this Section 5.4. The amount of ad valorem and property Taxes with respect to the Assets to be for the account of and allocated to the Seller (“Pre-Closing Property Taxes”) shall be the product of (i) such Taxes for the Closing Period, multiplied by (ii) a fraction, the numerator of which is the number of days in such Closing Period up to and including to the Closing Date, and the denominator of which is the total number of days in the Closing Period, and the balance of such Taxes shall be for the account of and allocated to the Buyer. The amount of Pre-Closing Property Taxes shall be estimated based on the immediately preceding Tax period assessment. The Buyer shall be responsible for the payment to the appropriate Governmental Authority of any and all ad valorem and property Taxes for the Closing Period when such Taxes become due and owing; provided that the estimate of the Seller’s liability for such Pre-Closing Property Taxes shall be an adjustment to the Purchase Price to be paid at Closing. When the actual amount of ad valorem and property Taxes estimated under this Section 5.4 is known, the Buyer shall advise the Seller of the proportionate share of actual ad valorem and property Taxes which constitute the Pre-Closing Property Taxes and furnish the Buyer with reasonably supporting documents evidencing the actual amount of such Taxes. If the estimate of Pre-Closing Property Taxes made pursuant to this Section 5.4 was less than the actual property taxes, the Seller shall pay in cash to the Buyer such deficiency within thirty (30) days of receipt of such notice and reasonably supporting documents, and if such estimate was more than the actual Pre-Closing Property Taxes, the Buyer shall, at the time such notice is given (which shall be no later than thirty (30) days from the Buyer’s receipt of documentation evidencing the actual amount of ad valorem and property Taxes for the Closing Period), refund such excess in cash to the Seller.

(b) All excise, sales, use, value added, transfer (including real property transfer or gains), stamp, documentary, filing, recordation and other similar Taxes, levies, assessments, customs, duties, imposts, charges or fees, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties, resulting directly from the sale and transfer by the Seller to the Buyer of the Assets as contemplated by this Agreement (collectively, the “Transfer Taxes”), if any, shall be paid by the Seller. Notwithstanding Section 5.4(a) of this Agreement, which shall not apply to Tax Returns relating to Transfer Taxes, any Tax Returns that must be filed in connection with Transfer Taxes shall be prepared and filed when due by the Seller, and such party will use its best efforts to provide such Tax Returns to the Buyer at least 10 days prior to the Due Date for such Tax Returns.

5.5 Consents; Further Assurances. The Seller Parties and the Buyer Parties shall execute and deliver to the other, after the Closing Date, any other instrument which may be reasonably requested by the other and which is reasonably appropriate to perfect or evidence any of the sales, assignments, transfers or conveyances contemplated by this Agreement, to obtain or transfer any consents, Licenses and Permits necessary for the Buyer to operate the Business in the manner operated by the Seller prior to the Closing Date and to do any and all such further acts and things as may be reasonably necessary to effect completely the intent of this Agreement. The Seller Parties shall give notices to any third parties and shall use its best efforts to obtain any third party consents required to consummate the transactions contemplated here.

5.6 Non-Competition. To assure that the Buyer will realize the benefits of the transactions contemplated hereunder, the Seller and each of the Shareholders hereby agree not to:

(a) For a period of five (5) years after the Closing Date, directly or indirectly, alone or as a partner, joint venturer, officer, director, member, employee, consultant, agent, independent contractor or equity interest holder of, or lender to, any Person or business, engage in any business or activities the same as or similar to the Business (the “Relevant Business”) within the United States.

(b) For a period of five (5) years after the Closing Date, directly or indirectly (i) induce any Person which is a customer of the Company or any of its Affiliates to patronize any business directly or indirectly in competition with the Business conducted by Buyer or any of its Affiliates; (ii) canvass, solicit, or accept from any Person who is a customer of Buyer or any of its Affiliates, any such competitive business, or (iii) request or advise any Person who is a customer or vendor of Buyer or any of its Affiliates to withdraw, curtail, or cancel any such customer’s or vendor’s business with such Person.

(c) For a period of five (5) years after the Closing Date, directly or indirectly, solicit for employment any employees of Buyer.

Notwithstanding the foregoing, the beneficial ownership of less than 1% of the equity interests of any Person having a class of equity interests actively traded on a national securities exchange or over the counter market shall not be deemed, in and of itself, to breach the prohibitions of this Section 5.6. The Seller and the Shareholders each agrees and acknowledges that the restrictions in this Section 5.6 are reasonable in scope and duration and are necessary to protect Buyer after the Closing. If a Party is found to have breached this Section 5.6, then, in addition to all other remedies that may be available to the Buyer, an amount of time equal to the period such Party was found to be in breach of this Section 5.6 shall be added to the time periods contemplated by this Section 5.6. If any provision of this Section 5.6, as applied to any party or to any circumstance, is adjudged by a Governmental Authority, arbitrator, or mediator not to be enforceable in accordance with its terms, the same will in no way affect any other circumstance or the enforceability of the remainder of this Agreement. If any such provision, or any part thereof, is held not to be enforceable in accordance with its terms because of the duration of such provision, the area covered thereby, or the scope of the activities covered, the parties agree that the Governmental Authority, arbitrator, or mediator making such determination shall have the power to reduce the duration, area, and/or scope of activities of such provision, and/or to delete specific words or phrases, and in its reduced form, such provision shall then be enforceable and shall be enforced. The parties agree and acknowledge that the breach of this Section 5.6 will cause irreparable harm to the Buyer and upon breach of any provision of this Section 5.6, the Buyer shall be entitled to injunctive relief, specific performance, or other equitable relief without bond or other security; provided, however, that the foregoing remedies shall in no way limit any other remedies which the Buyer may have.

5.7 Capital Expenditures. Buyer agrees to reimburse the Seller for capital expenditures specifically listed on Schedule 5.7 hereof.

ARTICLE VI

INDEMNIFICATION

6.1 Indemnification by the Seller Parties. Subject to the limitations set forth in this Article VI, the Seller Parties, jointly and severally, hereby unconditionally, absolutely and irrevocably agrees to and shall defend, indemnify and hold harmless the Buyer and each of the Buyer’s subsidiaries, partners, members, Affiliates, parents, managers, officers, directors, employees, counsel, agents, contractors, successors, assigns, heirs and legal and personal representatives (the Buyer and such persons are collectively referred to as the “Buyer’s Indemnified Persons”) from and against any and all Losses, and shall reimburse the Buyer’s Indemnified Persons for, each and every Loss, paid, imposed on or incurred by the Buyer’s

Indemnified Persons, directly or indirectly, relating to, resulting from or arising out of, or any allegation by any third party of any of the following: (A) any inaccuracy in any representation or warranty of the Seller Parties under this Agreement, or any agreement, certificate or other document delivered or to be delivered by the Seller Parties pursuant hereto in any respect, whether or not the Buyer’s Indemnified Persons relied thereon or had Knowledge thereof, and without regard to any Knowledge or materiality qualifiers set forth in any such representation or warranty, or any breach or nonfulfillment of any covenant, agreement or other obligation of the Seller Parties under this Agreement or any agreement or document delivered pursuant hereto; (B) the ownership, management or operation of the Assets prior to the Closing Date; and (C) any Excluded Liability. The indemnification obligations of the Seller Parties under Sections 6.1 and 6.2 shall survive the Closing and will terminate at the time specified in Section 6.5.

6.2 Environmental Indemnification.

(a) In addition to the provisions set forth in Section 6.1, the Seller Parties agree to indemnify, defend and hold harmless the Buyer’s Indemnified Persons from and against any and all Losses, directly or indirectly resulting from, relating to or arising out of any Environmental Claim asserted against the Buyer’s Indemnified Persons or for which the Buyer’s Indemnified Persons otherwise becomes liable, or any actual or threatened violation of or non-compliance with, or any Environmental Response obligation arising under, any Environmental Laws, in each case which has its basis in or which arises from any event, condition, circumstance, activity, practice, incident, action or plan existing, commencing, or occurring prior to the Closing and which relates in any way to (i) the Seller, or any of the Assets, and the conduct of the Business prior to the Closing; (ii) the presence of any Hazardous Substances exceeding naturally-occurring concentrations on, in, under or affecting all or any portion of any Business Facility, and any release or threatened release with respect to such Hazardous Substances; and/or (iii) the storage, disposal or treatment, or transportation for storage, disposal or treatment, of Hazardous Substances.

(b) If any Environmental Response is required at any Business Facility or any other property because of, or in connection with, any occurrence or event described in the preceding paragraph, then at Buyer’s option:

(i) the Seller Parties shall perform or cause to be performed the Environmental Response in compliance with requirements of Environmental Laws. In such case, the Seller Parties shall select a qualified consultant to conduct the Environmental Response, which consultant shall be reasonably approved in advance in writing by the Buyer’s Indemnified Persons. The Seller Parties shall promptly provide the Buyer with copies of and a reasonable opportunity to comment on all proposed work plans, proposals and reports prepared in connection with the Environmental Response, and shall incorporate Buyer’s Indemnified Persons’ comments thereto. In the event the Seller Parties shall fail to timely commence, or cause to be commenced, or fail to diligently prosecute to completion, such Environmental Response Activity, the Buyer’s Indemnified Persons may cause such Response Action to be performed, and all costs and expenses thereof, or incurred in connection therewith, shall be Losses due and payable upon demand herefore by the Buyer’s Indemnified Persons; or

(ii) Buyer’s Indemnified Persons may perform or cause to be performed the Environmental Response, with a consultant of its own choosing. The

Seller Parties shall promptly reimburse the Buyer’s Indemnified Persons for the cost of such Environmental Response. All costs and expenses of such Response Action shall be paid either directly, or in the form of reimbursement to the Buyer’s Indemnified Persons, by the Seller Parties including, without limitation, the charges of Buyer’s Indemnified Persons’ consultants and the Buyer’s Indemnified Persons’ reasonable attorneys’ and paralegals’ fees and costs incurred in connection with monitoring or review of such Environmental Response.

(iii) Any Environmental Response shall be required to meet such standards under applicable Environmental Laws that shall not require the imposition of any physical or institutional control or restriction on the use of any Business Facility or other property that is not approved in advance in writing by the Buyer’s Indemnified Persons and the owner of the affected property, in their sole discretion. The Environmental Response shall not be considered complete until the applicable Governmental Authority has issued a closure letter, certificate of completion, no further action letter, or similar written confirmation that no further Environmental Response is required under Environmental Laws.

6.3 Indemnification by the Buyer Parties. Subject to the limitations set forth in this Article VI, the Buyer Parties unconditionally, absolutely and irrevocably agree to and shall defend, indemnify and hold harmless the Seller Parties and their respective subsidiaries, shareholders, Affiliates, parents, officers, directors, employees, counsel, agents, contractors, successors, assigns, heirs and legal and personal representatives (the Seller Parties and such persons are collectively referred to as the “Seller Indemnified Persons”) from and against any and all Losses, and shall reimburse the Seller Indemnified Persons for, each and every Loss paid, imposed on or incurred by the Seller Indemnified Persons, directly or indirectly, relating to, resulting from or arising out of or any allegation by any third party of: (A) any inaccuracy in any representation or warranty of the Buyer Parties under this Agreement or any agreement, certificate or other document delivered or to be delivered by the Buyer Parties pursuant hereto in any respect, whether or not the Seller Indemnified Persons relied thereon or had Knowledge thereof, or any breach or nonfulfillment of any covenant, agreement or other obligation of the Buyer Parties under this Agreement or any agreement or document delivered pursuant hereto, (B) any Assumed Liability, but only to the extent arising from obligations relating to the performance thereunder from and after the Closing Date or (C) the ownership, management or operation of the Assets after the Closing Date. The indemnification obligations of the Buyer Parties under this Section 6.3 shall survive the Closing and will terminate at the time specified in Section 6.5.

6.4 Notice and Defense of Third-Party Claims. If any Proceeding shall be brought or asserted by a third party against an indemnified party or any successor thereto (the “Indemnified Person”) in respect of which indemnity may be sought under this Article VI from an indemnifying person or any successor thereto (the “Indemnifying Person”) pursuant to a Proceeding, the Indemnified Person shall give prompt written notice (in no event to exceed 20 days) of such Proceeding to the Indemnifying Person, who shall be entitled to assume the defense thereof, including the employment of counsel selected by the Indemnifying Person and the payment of all expenses. If the Indemnifying Person undertakes to defend any Proceeding, it shall promptly notify the Indemnified Person of its intention to do so and the Indemnified Person shall cooperate with the Indemnifying Person and its counsel in the defense thereof. Such cooperation shall include, but shall not be limited to, furnishing the Indemnifying Person with any books, records or information reasonably requested by the Indemnifying Person that are in the Indemnified Person’s possession or control. After the Indemnifying Person has notified the Indemnified Person of its intention to defend any such Proceeding, the Indemnifying Person shall not be liable for any additional legal or other expenses incurred by the Indemnified Person in connection with any defense or settlement of such Proceeding. An Indemnified Person shall have the right to participate in the defense of any Proceeding at its own expense; provided that the Indemnifying Party shall control the defense of any Proceeding after it undertakes the defense. In the event that the Indemnifying Person, within 20 days after notice of any such Proceeding, fails to assume the defense thereof, the Indemnified Person shall have the right to undertake the defense, compromise or settlement of such Proceeding for the account of and at the expense of the Indemnifying Person, subject to the right of the Indemnifying Person to assume the defense of such Proceeding at any time prior to the settlement, compromise or final determination thereof. Anything in this Article VI to the contrary notwithstanding, the Indemnifying Person shall not, without the Indemnified Person’s prior written consent, settle or compromise any Proceeding or consent to the entry of any judgment with respect to any Proceeding for anything other than money damages paid by the Indemnifying Person. The Indemnifying Person may, without the Indemnified Person’s prior written consent, settle or compromise any such Proceeding or consent to entry of any judgment with respect to any such Proceeding that requires solely the payment of money damages by the Indemnifying Person and that includes as an unconditional term thereof the release by the claimant or the plaintiff of the Indemnified Person from all liability in respect of such Proceeding.

6.5 Limitations on Indemnification

(a) Survivability. Seller Parties shall have no indemnification obligation under Section 6.1(a) unless the Buyer’s Indemnified Person provides written notice of a claim thereunder within two (2) years of the Closing Date; provided, however, that the Buyer’s Indemnified Person may make written notice of an indemnification claim for (a) breaches of representations set forth in Sections 3.17, 3.18, and 3.23 at any time prior to the expiration of the applicable statute of limitations, if any, with respect thereto and (b) breaches of representations set forth in Sections 3.1, 3.2, 3.4, and 3.14 indefinitely. The Seller Parties’ indemnification obligations pursuant to Sections 6.1(B) and (C) and Section 6.2 of this Agreement shall survive indefinitely. If a written notice of a claim for indemnity is timely given hereunder in good faith, the Indemnifying Person shall continue to have the obligations as provided in this Article VI.

(b) Limitation on Liability of the Seller Parties. Notwithstanding anything herein to the contrary, no Buyer’s Indemnified Person shall be entitled to indemnification from the Seller Parties pursuant to Article VI of this Agreement unless and until the aggregate of all Losses for which indemnification would (but for the limitation of this sentence) be required to be paid by the Seller Parties under Article VI exceeds $50,000.00 (the “Loss Threshold”), after which the Seller Parties shall be liable for all Losses for which indemnification is required to be paid hereunder, including amounts used in reaching the Loss Threshold. Furthermore, the maximum aggregate liability of the Seller Parties under Article IV of this Agreement shall not exceed the Purchase Price (the “Aggregate Limitation”). Notwithstanding the foregoing, the Aggregate Limitation and the Loss Threshold shall not apply to indemnification obligations pursuant to Sections 6.1(B) and (C) and Section 6.2 or to indemnification obligations for breaches of representations set forth in Sections 3.1, 3.2, 3.4, and 3.14.

(c) Limitation on Liability of the Buyer Parties. No Seller Indemnified Person shall be entitled to indemnification from the Buyer Parties pursuant to Article VI of this Agreement unless and until the aggregate of all Losses for which indemnification would (but for the limitation of this sentence) be required to be paid by the Buyer Parties under Article VI exceeds the Loss Threshold, after which the Buyer Parties shall be liable for all Losses for which indemnification is required to be paid hereunder, including amounts used in reaching the Loss Threshold. The maximum aggregate liability of the Buyer Parties under Article VI of this Agreement shall not exceed the Aggregate Limitation. Notwithstanding the foregoing, the Aggregate Limitation and the Loss Threshold shall not apply to indemnification obligations pursuant to Sections 6.3(B) and (C) or to indemnification obligations for breaches of representations set forth in Sections 4.1 and 4.2.

6.6 Satisfaction of Claims. To the extent a monetary obligation or payment is due and owing by the Seller Parties to the Buyer pursuant to this Article VI (a “Seller Indemnity Payment”), the Seller Parties shall pay the Seller Indemnity Payment to the Buyer in cash within five (5) Business Days of a determination that such Seller Indemnity Payment is due to the Buyer. If, however, the Seller Parties do not timely pay the Seller Indemnity Payment to the Buyer as contemplated above, the Buyer shall have the following options for satisfying the Seller Indemnify Payment, in its sole and absolute discretion.

(a) Cash Interest. The Buyer may continue to demand cash payment of the Seller Indemnity Payment, in which case the amount of the Seller Indemnity Payment shall accrue interest at an amount equal to the Prime Rate plus four percent (4%) until satisfied in full. Any such each settlement of a Seller Indemnity Payment (plus accrued interest) may be made by the Seller Parties at any time; or

(b) Offset against Notes. The Seller Indemnity Payment, together with any interest, may be offset by the Buyer against any payment due under the Notes.

6.7 Inconsistent Provisions. The provisions of this Article VI shall govern and control over any inconsistent provisions of this Agreement, including any exculpatory or non-recourse provisions.

6.8 Subrogation to Indemnity Rights. If the Seller Parties fail to perform their obligations under this Article VI, the Buyer shall be subrogated to any rights the Seller Parties may have under any rights of contribution or indemnity from any former shareholders of the Seller, any present or former owners, tenants or other occupants or users of the Assets, or any other Person relating to the matters covered by this Article VI.

6.9 Express Negligence; Limitations on Defense to the Claims of the Buyer.

(a) THE FOREGOING INDEMNITIES ARE INTENDED TO BE ENFORCEABLE AGAINST THE PARTIES IN ACCORDANCE WITH THE EXPRESS TERMS AND SCOPE THEREOF NOTWITHSTANDING ANY EXPRESS NEGLIGENCE RULE, DOCTRINE RELATING TO INDEMNIFICATION FOR STRICT LIABILITY OR ANY SIMILAR DIRECTIVE THAT WOULD PROHIBIT OR OTHERWISE LIMIT INDEMNITIES BECAUSE OF THE NEGLIGENCE (WHETHER SOLE, CONCURRENT, ACTIVE OR PASSIVE) OR OTHER FAULT OR STRICT LIABILITY OF ANY OF THE INDEMNIFIED PARTIES.

(b) TO THE EXTENT THAT THE BUYER MAKES ANY CLAIMS AGAINST THE SELLER PARTIES UNDER THE PROVISIONS OF THIS ARTICLE VI, THE SELLER PARTIES MAY NOT ASSERT AND HEREBY EXPRESSLY WAIVE AS A DEFENSE, COUNTERCLAIM, OR OTHERWISE THAT THE BUYER HAS BEEN NEGLIGENT IN CONDUCTING ITS DUE DILIGENCE OF ANY ASPECT OF THE SELLER PARTIES OR HAS FAILED TO CONDUCT ITS DUE DILIGENCE IN A PROPER OR ADEQUATE MANNER.

(c) THE OBLIGATIONS OF THE SELLER PARTIES HEREUNDER ARE NOT CONTINGENT UPON THE ASSERTION OF A CLAIM, DIRECTIVE, ACTION, OR PROCEEDING BY A GOVERNMENTAL AUTHORITY OR THIRD PARTY.

ARTICLE VII

MISCELLANEOUS

7.1 Entire Agreement; Survival. This Agreement represents the entire agreement between the parties and supersedes any and all previous oral and written agreements relating to the transactions contemplated hereunder. All representations, warranties and covenants, including covenants of indemnification, made by the parties and contained in this Agreement shall survive the Closing and all inspections, examinations, or audits on behalf of the parties, but subject to the provisions of Section 6.5 hereof.

7.2 Expenses and Closing Costs.

(a) Expenses of the Parties. None of the parties hereto shall have any obligation to pay any of the fees and expenses of the other parties incident to the negotiation, preparation and execution of this Agreement, including the fees and expenses of counsel, accountants and other experts. The Seller Parties and the Buyer Parties will each indemnify the other, and hold them harmless from and against any claims for finders’ fees or brokerage commissions in relation to or in connection with such transactions as a result of any agreement or understanding between such indemnifying party and any third party. With respect to environmental matters, the Buyer will pay for any Phase I environmental studies conducted prior to the Closing Date, and in the event that issues arise in connection with any such Phase I, the parties will each pay fifty percent (50%) of resulting Phase II environmental studies.

(b) Closing Costs of the Seller Parties. At Closing or when otherwise due, the Seller Parties shall pay (i) all amounts payable to employees of the Seller Parties through the Closing Date, and (ii) any Transfer Taxes.

(c) Other Closing Costs. To the extent that certain closing costs do not fall within the categories set forth in paragraphs (a) and (b) above, such closing costs shall be allocated equally between the Seller and the Buyer.

7.3 Execution in Counterparts. For the convenience of the parties, this Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

7.4 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered in person, by telecopy, by an overnight express delivery service (e.g., Federal Express) or by registered or certified mail (postage prepaid, return receipt requested) to the other party at the following addresses (or at such other address for a party as shall be specified by like notice; provided that notices of a change of address shall be effective only upon receipt thereof):

If to the Seller Parties:

B.E.G. Liquid Mud Services Corp.

P.O. Box 540

Giddings, TX 78942

Attn: Dan S. Keen

With a copy to:

If to the Buyer Parties:

B.E.G. Acquisition Corp.

P.O. Box 3761

Lafayette, LA 70502

Attn: Darcy Klug

With copies to:

Locke Lord Bissell & Liddell LLP

JPMorgan Chase Tower

600 Travis, 35th Floor

Houston, Texas 77002

Attn: Gregory C. Hill

Fax Number: (713) 229-2636

Any notice or other communication pursuant to this Agreement shall be deemed to have been duly given or made and to have become effective upon the earliest of (a) when delivered in hand to the party to which directed, or (b) if sent by first-class mail postage prepaid, or by telex, telecopier, facsimile transmission or telegraph and properly addressed as set forth above, at the time when received by the addressee, and receipt has been confirmed, or (c) with respect to delivery by certified mail, return receipt requested, when delivery thereof, properly addressed as set forth above, is made by the U.S. Postal Service.

7.5 Waivers. Any party hereto (as to itself, but not as to other parties without their consent) may, by written notice to the other parties hereto, (a) extend the time for the performance of any of the obligations or other actions of the other parties under this Agreement; (b) waive any inaccuracies in the representations or warranties of another party contained in this

Agreement or in any document delivered pursuant to this Agreement; (c) waive compliance with any of the conditions or covenants of another party contained in this Agreement; or (d) waive performance of any of the obligations of another party under this Agreement. Except as otherwise provided in the preceding sentence, no action taken pursuant to this Agreement, including without limitation any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representation, warranty, covenant or agreement contained in this Agreement. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed a waiver of any subsequent breach.

7.6 Amendments, Supplements, etc. At any time this Agreement may be amended or supplemented by such additional agreements, articles or certificates, as may be determined by the parties hereto to be necessary, desirable or expedient to further the purposes of the Agreement, or to clarify the intention of the parties hereto, or to add to or modify the covenants, terms or conditions hereof or to effect or facilitate any governmental approval or acceptance of this Agreement or to effect or facilitate the filing or recording of this Agreement or the consummation of any of the transactions contemplated hereby. Any such instrument must be in writing and signed by all parties.

7.7 Entire Agreement. This Agreement, its Exhibits and Seller Parties’ Disclosure Schedule and the documents executed on the Closing Date in connection herewith, constitute the entire agreement between the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings, oral and written, between the parties hereto with respect to the subject matter hereof. No representation, warranty, promise, inducement or statement of intention has been made by any party hereto which is not embodied in this Agreement or such other documents, and no party hereto shall be bound by, or be liable for, any alleged representation, warranty, promise, inducement or statement of intention not embodied herein or therein.

7.8 Choice of Forum; Consent to Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of Texas. Any suit, action or proceeding arising with respect to the validity, construction, enforcement or interpretation of this Agreement, and all issues relating in any matter hereto, shall be brought in the United States District Court for the Southern District of Texas, located in Harris County, Texas, or in the event that federal jurisdiction does not pertain, in the state courts of the State of Texas, in Harris County. Each of the parties hereto hereby submits and consents to the jurisdiction of such courts for the purpose of any such suit, action or proceeding and hereby irrevocably waives (a) any objection which any of them may now or hereafter have to the laying of venue in such courts, and (b) any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

7.9 Binding Effect, Benefits. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective permitted successors, assigns, heirs and legatees. Nothing in this Agreement, expressed or implied, is intended to confer on any person other than the parties hereto or their respective permitted successors and assigns, and third parties who are expressly given rights hereunder, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

7.10 Assignability. Neither this Agreement nor any of the parties’ rights hereunder shall be assignable by any party hereto without the prior written consent of the other parties hereto.

7.11 Invalid Provisions. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future law, rule or regulation, such provision shall be fully severable and this Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof. The remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance here from. Furthermore, in lieu of such illegal, invalid or unenforceable provision, there shall be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible.

7.12 Attorneys’ Fees. In the event of any litigation arising out of or connected in any manner with this Agreement, the non-prevailing party shall pay the costs of the prevailing party, including its reasonable attorney and paralegal fees and expenses incurred in connection therewith through and including the costs of any appeals and appellate costs relating thereto. This Section 7.12 shall survive the Closing or the termination of this Agreement.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed effective as of the date first above written.

BUYER PARTIES:

B.E.G. ACQUISITION CORP.

By:	/s/ James C. Eckert
Name:	James C. Eckert
Title:	President

OMNI ENERGY SERVICES CORP.

By:	/s/ James C. Eckert
Name:	James C. Eckert
Title:	President

SELLER:

B.E.G. LIQUID MUD SERVICES CORP.

By:	/s/ Dan S. Keen
Name:	Dan S. Keen
Title:	President

SHAREHOLDERS:

/s/ Dan S. Keen
DAN S. KEEN, Individually

/s/ Mike Schooler
MIKE SCHOOLER, Individually

/s/ Kurt Chew
KURT CHEW, Individually

Signature Page to Asset Purchase Agreement